Date: April 26, 2017	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC BOOKER MINERALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 18, 2017
Record Date for Voting (if applicable) :	May 18, 2017
Beneficial Ownership Determination Date :	May 18, 2017
Meeting Date :	June 22, 2017
Meeting Location (if available) :	#1103 - 1166 Alberni Street Vancouver, B.C. V6E 3Z3
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	69403R108	CA69403R1082

Sincerely,

Computershare

Agent for PACIFIC BOOKER MINERALS INC.